

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2020

Marco Guidi
Chief Financial Officer
Tanzanian Gold Corporation
22 Adelaide Street West, Suite 3400
Toronto, Ontario M5H 4E3 Canada

Re: Tanzanian Gold Corporation
    Form 20-F for the Fiscal Year ended August 31, 2019
    Filed December 2, 2019
    Response Letter dated February 21, 2020
    File Number 001-32500

Dear Mr. Guidi:

We have reviewed your February 21, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2020 letter.

Response Letter dated February 21, 2020

Information on the Company , page 17

1. We note your response to prior comments one and three, regarding your reserves and joint venture. Please clarify the extent to which your written responses represent the disclosures you are proposing to include in an amendment to your filing and in future filings and specify the particular pages where such disclosures will appear.

   Please ensure that your responses to the comments in this letter clearly set forth the disclosure and accounting revisions that you propose to address the concerns.

2. With regard to your response to prior comment three, please explain the basis for your

current disclosure stating that no payment was due pursuant to the obligation clause even though you had not brought the property into production as required. Given that the cumulative yearly extension payment requirements outlined in your disclosure amount to $2,625,000 through December 2019, you should expand your disclosure in Note 4 to your financial statements to quantify the total of unpaid extension amounts and to clarify how your payment of $172,330 aptly secures your investment in the project, if this is your view. Please reconcile your view with disclosures on page 13 of your report, of the risk the Tanzanian government may demand payment pursuant to these provisions.

Tell us the extent to which the payments due pursuant to this agreement have been reflected in your financial statements for each period since 2015 and submit the analysis that you performed under IAS 37 in determining that you would not recognize the extension amounts as liabilities in your financial statements.

Exhibit 15.1 - Consolidated Financial Statements
Note 21 - Gold Bullion Loans, page 46

3. We have read your response to prior comment four regarding your accounting for the various gold loan settlement options. We understand that your loans may contain both liability and equity components, in addition to the cash settlement provisions, based on the options lenders have to require that you return the gold you borrowed, or to require that you issue a fixed number of shares. However, you indicate that you are not accounting for the derivative liability component because you do not consider it to be material. You state that you do not believe there is more than a very low probability of the option being exercised because the option to settle in shares would always be more advantageous.

    Provide us with the analysis that you performed in determining that the market value of shares issuable to settle the principal balance of the loans has been greater than the market value of the gold you would otherwise need to obtain to settle the obligations under the physical settlement scenarios, as of the end of each fiscal period since originating the loans. If the value of the gold that would need to be returned exceeded the value of shares on any settlement date, provide us with the details and tell us why you believe the lenders elected to settle in shares rather than gold in these instances.

    Please quantify the total borrowings and settlements under gold loans thus far, and explain why you believe the extent and manner of actual settlements is indicative of all future settlements on the outstanding loans.

4. We note your response to prior comment five and your list of secured gold loans on page 87. Among these loans, it appears that only those for Kelly McKennon stipulate a specific quantity of gold for the physical delivery option, while the others specify a return of "the coins" and of the "same type and condition." We also note the loans with Structural Logistics LLC over both gold coins and silver coins but do not specify ounces.

However, in your response you indicate that all of physical delivery options are understood to require a return of the same quantity of gold as was borrowed. If this is your view, please correct or clarify the disclosures that currently state "if the bullion loans are paid back by bullion, the valuation date of such bullion will be the date of the loan agreements" as this would be inconsistent with returning the same quantity of gold, having a value which equates to the current market price on the settlement date.

5.   In your response to prior comment five, you state that provisions in the loan agreements stipulate "the same quantity of gold borrowed would need to be returned in the same form as received" and we see you have a risk factor on page 9, explaining that if lenders elect repayment in gold, you may have to purchase gold in the market in order to repay the loans, and for this reason you are subject to the risk of increasing commodity prices.

Please expand your disclosure in your financial statements to specify the quantities of gold that are associated with the outstanding loans. We note that you had borrowed approximately 3,210 ounces pursuant to the secured gold loans listed on page 87.

6.   Please explain how you have considered the guidance in paragraphs 4.3.3 and B4.3.5(d) of IFRS 9 in your current assessment of the accounting requirements. In other words, if the physical settlement option requires the return of a specified quantity of gold, where the value of repayment is indexed to the price of gold, explain why you believe that you are not required to account for this option as a derivative at fair value.

Operating and Financial Review and Prospects
Critical Accounting Estimates, page 63

7.   We note your disclosures on page 8, describing the material uncertainty that raises substantial doubt about your ability to continue as a going concern, and the additional financing that is required to continue development and construction of the Buckreef Project. You have disclosure on page 62, further clarifying that you do not have adequate resources to maintain your core activities for the next fiscal year or sufficient working capital to fund planned activities. We note that you do not generate any revenues or cash flows from operations and have not made the payments required under the obligation clause referenced in Note 4 to your financial statements.

Please submit the impairment analysis that you performed in accordance with IAS 36 and IFRS 6, as applicable, in determining not to recognize impairment of the amounts capitalized for the Buckreef Project, considering the various factors outlined above.

        You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman - Mining Engineer at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Karl Hiller - Branch Chief at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation